

August 18, 2010

Bowne & Co., Inc.
Scott L. Spitzer
Senior Vice President and General Counsel
55 Water Street
New York, NY 10041
U.S.A.

      Re: **Bowne & Co, Inc.**
                  Form 10-K
                  Filed March 2, 2010
                  Amendment No. 1 to Form 10-K
                  Filed April 20, 2010
                  File No. 001-05842

Dear Mr. Spitzer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K

General

1. Please confirm to us that in future filings you will include a section entitled "Compensation Committee Interlocks and Insider Participation." Refer to Item 407(e)(4) of Regulation S-K.

2. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and tell us the process you undertook to reach that conclusion.

Cover Page

3. In future filings please indicate whether you have submitted electronically and posted to your website every interactive data file required to be submitted and posted pursuant to Rule 405.

Item 10. Directors, Executive Officers and Corporate Governance, page 4

4. In future filings please include the narrative description of the business experience of your directors for the past five years. Provide the name and principal business of the business or organization, the relevant titles of the job, and the approximate start and finish dates. Refer to Item 401 of Regulation S-K.

Corporate Governance Information, page 11

5. We cannot locate your compensation committee charter on your website. Please advise.

Objectives of the Company's Executive Compensation Programs, page 15

6. Please advise us whether benchmarking to the "industry sample of similarly sized companies" you describe on page 16 is material to your compensation policies and decisions. If so, please confirm to us that in future filings you will list the companies to which you benchmark and disclose the degree to which the compensation committee considered such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Analysis of the Company's Executive Compensation Programs, page 16

7. We note your disclosure on page 17 of various quantifiable measures of operating performance. Please confirm that in future filings you will quantify all company-wide performance targets or please provide us with your analysis for concluding that the disclosure of such targets is not required because it would result in competitive harm and such disclosure may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tonya Bryan at (202) 551-3601 or me at (202) 551-3750 with any questions.

Sincerely,

Max A. Webb
Assistant Director